UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Boston Communications Group, Inc.

(Name of Subject Company)

Tea Party Acquisition Corp.

a wholly-owned subsidiary of

Megasoft Limited

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

V. Balasubramanian

Chief Financial Officer

Megasoft Limited

6-3-1192/2/1, Kundanbagh,

Begumpet, Hyderabad 500016

India

Tel: +91 40 23412266

Fax: +91 40 23412006

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Anthony J. Richmond, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: (650) 328-4600

Fax: (650) 463-2600

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$65,579,026*	$2,013.28**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $3.60 per share by the sum of (i) the 17,908,251 shares of common stock, par value $0.01 per share, of Boston Communications Group, Inc. (the “Shares”), issued and outstanding as of July 11, 2007; and (ii) the product of (A) the 543,759 Shares that are issuable under outstanding Boston Communications Group, Inc. stock options with an exercise price of less than $3.60 per Share, and (B) the excess of the purchase price of $3.60 per Share over $1.5599, which is the weighted average exercise price of such options.

**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00003070.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Tea Party Acquisition Corp., a Massachusetts corporation (“Purchaser”) and wholly owned subsidiary of Megasoft Limited, a company incorporated in India under the provisions of the Companies Act, 1956 (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the “Shares”), of Boston Communications Group, Inc., a Massachusetts corporation (the “Company”), at a purchase price of $3.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B ) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Boston Communications Group, Inc. (“BCGI”). BCGI’s principal executive offices are located at 55 Middlesex Turnpike, Bedford, MA 01730. BCGI’s telephone number is (781) 904-5000.

(b) This statement relates to the common stock, par value $0.01 per share, of BCGI. Based upon information provided by BCGI, there were 17,908,251 shares of BCGI common stock issued and outstanding as of July 11, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by the Offeror. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and its Affiliates” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror and its Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; the Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of Offer on Listing; Market for Shares and SEC Registration; Margin Regulations,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Sections 8, 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Company,” “Certain Information Concerning Offeror and its Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Sections 11, 13 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in Sections 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror and its Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 13, 15 and 16 of the Offer to Purchase entitled “The Transaction Documents,” “Certain Conditions to Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing; Market for Shares and SEC Registration; Margin Regulations,” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in Section 19 of the Offer to Purchase entitled “Miscellaneous” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 30, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 30, 2007.

(a)(1)(H)	Press Release issued on July 11, 2007 (incorporated by reference to the Schedule TO-C filed by Tea Party Acquisition Corp. with the SEC on July 11, 2007).

(a)(1)(I)	Press Release issued on July 30, 2007

(b)(1)	Debt Commitment Letter, dated July 9, 2007, from ICICI Bank to Megasoft Limited (“Parent”).

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2007, among Parent, Tea Party Acquisition Corp. (“Purchaser”) and Boston Communications Group, Inc. (the “Company”) (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K filed by the Company with the SEC on July 11, 2007).

(d)(2)	Tender and Support Agreement, dated as of July 11, 2007, among Parent, Purchaser and each of Paul J. Tobin, Joseph P. Mullaney and Ersin Galioglu.

(d)(3)	Letter Agreement regarding exclusivity (the “Exclusivity Agreement”), dated May 1, 2007, between Parent and the Company.

(d)(4)	Amendment to Exclusivity Agreement, dated June 21, 2007, between Parent and the Company.

(d)(5)	Amendment to Exclusivity Agreement, dated July 6, 2007, between Parent and the Company.

(d)(6)	Non-Disclosure Agreement, dated November 22, 2005, between the Company and Xius.

(d)(7)	Complaint filed in the Superior Court for Middlesex County in the Commonwealth of Massachusetts captioned Alex Tarlamis vs. Boston Communications Group, Inc. et al., Case No. 07-2665, filed on July 12, 2007.

(d)(8)	Complaint filed in the Middlesex County Court in the Commonwealth of Massachusetts captioned Daniel Bates vs. Boston Communications Group, Inc. et al., Case No. 07-2666, filed on July 12, 2007.

*	Included in mailing to stockholders.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007

TEA PARTY ACQUISITION CORP.

By:	/s/ V. Balasubramanian
Name:	V. Balasubramanian
Title:	Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 30, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 30, 2007.

(a)(1)(H)	Press Release issued on July 11, 2007 (incorporated by reference to the Schedule TO-C filed by Tea Party Acquisition Corp. with the SEC on July 11, 2007).

(a)(1)(I)	Press Release issued on July 30, 2007.

(b)(1)	Debt Commitment Letter, dated July 9, 2007, from ICICI Bank to Megasoft Limited (“Parent”).

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2007, among Parent, Tea Party Acquisition Corp. (“Purchaser”) and Boston Communications Group, Inc. (the “Company”) (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K filed by the Company with the SEC on July 11, 2007).

(d)(2)	Tender and Support Agreement, dated as of July 11, 2007, among Parent, Purchaser and each of Paul J. Tobin, Joseph P. Mullaney and Ersin Galioglu.

(d)(3)	Letter Agreement regarding exclusivity (the “Exclusivity Agreement”), dated May 1, 2007, between Parent and the Company.

(d)(4)	Amendment to Exclusivity Agreement, dated June 21, 2007, between Parent and the Company.

(d)(5)	Amendment to Exclusivity Agreement, dated July 6, 2007, between Parent and the Company.

(d)(6)	Non-Disclosure Agreement, dated November 22, 2005, between the Company and Xius.

(d)(7)	Complaint filed in the Superior Court for Middlesex County in the Commonwealth of Massachusetts captioned Alex Tarlamis vs. Boston Communications Group, Inc. et al., Case No. 07-2665, filed on July 12, 2007.

(d)(8)	Complaint filed in the Middlesex County Court in the Commonwealth of Massachusetts captioned Daniel Bates vs. Boston Communications Group, Inc. et al., Case No. 07-2666, filed on July 12, 2007.

*	Included in mailing to stockholders.